NEWS RELEASE

EMX Royalty Congratulates Boreal on New High Grade Zinc-Silver-Lead-Gold
Drill Results at the Gumsberg Royalty Property in Sweden

Vancouver, British Columbia, January 28, 2019 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce Boreal Metals Corp.'s ("Boreal") (TSX Venture: BMX) recent diamond drill results and the discovery of a high grade zone of zinc-silver-lead-gold mineralization at EMX's Gumsberg royalty property. EMX is a royalty holder on the Gumsberg project, and currently owns a 9.4% equity interest in Boreal. Gumsberg is located in the Bergslagen mining district of southern Sweden. The drill results include 11.00 meters averaging 5.90% zinc, 239.0 g/t silver, 2.51% lead, and 0.96 g/t gold in hole GUM-18-003, and 11.01 meters averaging 7.45% zinc, 275.1 g/t silver, 2.65% lead, and 0.77 g/t gold in hole GUM-18-004 (true widths estimated at 50% of reported interval lengths). EMX congratulates Boreal on its new high grade discovery, termed the South Zone, and looks forward to further advancement of the Company's Gumsberg royalty interests.

Boreal reported results from the first four holes of its recently completed nine hole, 1,620.8 meter winter drill program, including GUM-18-003 and GUM-18-004, which intersected South Zone massive sulfide mineralization east and west of previously reported hole BM-17-005 (10.94 meters averaging 16.97% zinc, 656.7 g/t silver, 8.52% lead, and 0.76 g/t gold; true width estimated at 20-50% of reported interval length). The South Zone occurs near the historic &Ouml;stra Silvberg mine, and is currently delineated as 130 meters of eastward plunging mineralization that remains open for expansion to the east and at depth. Holes GUM-18-001 and GUM-18-002, drilled west of the South Zone, did not return significant intercepts. GUM-18-001 terminated when it drilled into an unmapped mine working, and GUM-18-002 deviated from plan and failed to intersect the target horizon.

Boreal reported that additional assays pending from the remaining holes of the winter campaign are expected in the coming weeks. Please see Boreal's news release dated January 28, 2019 for further details, and Appendix 1 of this news release for a table of drill results reported by Boreal.

EMX has a significant equity interest in Boreal, as well as its subsidiary company Boreal Energy Metals Corp. ("BEMC"), that resulted from the sale of Gumsberg and other royalty generation properties in Sweden and Norway1. EMX retains uncapped 3% net smelter return (NSR) royalty interests on each of the properties sold to Boreal and BEMC2, including the Gumsberg project, and will receive annual advance royalty (AAR) payments and other considerations from the sale of the projects.

The Boreal agreements are an excellent example of EMX's execution of the royalty generation aspect of the Company's business model. EMX leveraged in-country geologic and business development expertise to acquire prospective properties on open ground, built value through low cost work programs and targeting, and partnered the projects for retained royalty interests, equity interests, and AAR payments. This business strategy has provided EMX with substantial share equity in Boreal and BEMC, exposure to exploration and discovery upside at no additional cost, and the potential for future royalty payments upon the commencement of production.

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1 See EMX news releases dated November 22, 2016, January 16, 2018, February 9, 2018 and April 11, 2018.
2 Boreal and BEMC retain a right to purchase 1% of the NSR royalty on individual projects by paying EMX CDN $2,500,000 in cash and shares within five years of the closing date.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

EMX continues to build its portfolio of precious metal, base metal, and cobalt properties in Scandinavia. Many new properties are available for partnership. Please see www.EMXroyalty.com for more information. Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine month period that ended on September 30, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Appendix 1

Drill results reported in Boreal's January 28, 2019 news release.

Hole ID	From Meters	To Meters	Length Meters	Zn %	Ag g/t	Pb %	Au g/t
GUM-18-001	No significant intercepts; intersected previously unidentified mine stope.
GUM-18-002	No significant intercepts; geological interpretations suggest hole failed to reach the targeted horizon.
GUM-18-003	105.00	116.00	11.00	5.90	239.00	2.51	0.96
Including	105.00	108.00	3.00	5.71	386.00	2.30	2.33
and	109.65	111.10	1.45	23.78	666.48	9.37	1.72
and	113.00	114.00	1.00	4.73	222.00	2.83	0.70
and	114.80	116.00	1.20	6.96	227.00	3.49	0.31
GUM-18-004	162.16	173.17	11.01	7.45	275.12	2.65	0.77
Including	162.16	164.18	2.02	11.09	313.00	3.61	0.76
and	165.28	166.18	0.90	8.93	403.00	3.62	1.17
and	165.28	168.50	3.22	8.57	343.39	3.68	1.52
and	169.45	172.25	2.80	11.05	429.14	3.25	0.70

True widths are estimated to be 50% of reported interval lengths.

Statement of Quality Control, Quality Assurance and Core Handling Protocols reported in Boreal's January 28, 2019 news release.

Drill core is logged and prepped for sampling before submittal to ALS in Malå, Sweden where it is cut, bagged and prepped for analysis. Accredited control samples (blanks and accredited standards) are inserted into the sample intervals regularly. Samples are dried (if necessary), weighed, crushed (70% < 2mm), and riffle split into two fractions. One is retained (coarse reject) and the other is pulverized to 85% < 75µm. Pulps are analyzed by ultra-trace ICP-MS (ME-MS41) and ICP-AES Au-Pt-Pd (PGM-ICP23). Over detection limit samples are reanalyzed using ore grade ICP-AES by aqua regia (ME-OG46) or by AAS in the case of high grade zinc (Zn-AAORE).

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com